UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3 to Amendment and Restatement)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

96950F 10 4

(CUSIP Number)

Craig L. Rainey

One Williams Center

Tulsa, Oklahoma 74172

(918) 573-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96950F 10 4

1	NAME OF REPORTING PERSON The Williams Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,506,681+
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,506,681+
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,506,681+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.7*
14	TYPE OF REPORTING PERSON HC;CO

+	Includes 26,034,437 Common Units issuable upon conversion of 26,034,437 Class D Units which may be deemed to be beneficially owned by the Reporting Persons.

*	Calculated in accordance with Rule 13d-3(d)(1), based on 438,625,699 of the Issuer’s Common Units outstanding as of June 13, 2014 and a total of 26,034,437 Common Units issuable upon the conversion of the Class D Units owned by the Reporting Persons.

CUSIP No. 96950F 10 4

1	NAME OF REPORTING PERSON Williams Gas Pipeline Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 305,506,681+
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 305,506,681+
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,506,681+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.7*
14	TYPE OF REPORTING PERSON OO – limited liability company

+	Includes 26,034,437 Common Units issuable upon conversion of 26,034,437 Class D Units which may be deemed to be beneficially owned by the Reporting Persons.

*	Calculated in accordance with Rule 13d-3(d)(1), based on 438,625,699 of the Issuer’s Common Units outstanding as of June 13, 2014 and a total of 26,034,437 Common Units issuable upon the conversion of the Class D Units owned by the Reporting Persons.

CUSIP No. 96950F 10 4

Introduction

This Amendment No. 3 amends Items 2, 4, 5, 6 and 7 of the amended and restated statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) by The Williams Companies, Inc. (“TWC”), Williams Partners Holdings LLC (“Holdings”), and Williams Gas Pipeline Company, LLC (“WGP”) on July 11, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on August 13, 2013 (“Amendment No. 1”) and Amendment No. 2 filed on February 28, 2014 (“Amendment No. 2”). This Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, shall remain unchanged.

Item 2.	Identity and Background.

The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)	This Schedule 13D is filed by (i) TWC, a Delaware corporation, and (ii) WGP, a Delaware limited liability company, (collectively, the “Reporting Persons”).

TWC owns directly 100% of WGP; accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal business address of each of the Reporting Persons is One Williams Center, Tulsa, Oklahoma 74172-0172.

(c)	The principal business of TWC and its affiliates is to operate as an energy infrastructure company focused on connecting North America’s significant hydrocarbon resource plays to growing markets for natural gas, natural gas liquids, and olefins.

(d)	During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	See (d).

(f)	Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons” ), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of TWC or WGP has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:

On June 15, 2014, TWC announced that it had proposed the merger (the “Proposed Merger”) of the Issuer with and into Access Midstream Partners, L.P. (“ACMP”) in a unit-for-unit exchange at a ratio of 0.85 ACMP common units per Common Unit of the Issuer. The terms of the Proposed Merger also include an option for unitholders of the Issuer to elect to receive either a one-time special payment of $0.81 per unit or an equivalent value of additional ACMP common units to compensate current unitholders of the Issuer for lower expected per-unit cash distributions in 2015.

TWC intends to negotiate the terms of the Proposed Merger with the conflicts committee of the board of directors of the general partner of each of the Issuer and ACMP. Each conflicts committee, comprised solely of independent board members, is expected to retain legal and financial advisors. The Proposed Merger is subject to approval by each conflicts committee and by the unitholders of the Issuer. TWC has the ability to determine the outcome of the approval of the unitholders of the Issuer without seeking a separate vote of non-affiliated unitholders of the Issuer by virtue of TWC’s ownership interest in the Issuer. TWC does not intend to seek the approval of non-affiliated unitholders.

Item 5.	Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) (1)	TWC, as the direct 100% owner of WGP, may be deemed to beneficially own 279,472,244 Common Units and 26,034,437 Class D units. If the Class D units are converted to Common Units, TWC may be deemed to be the beneficial owner of a total of 305,506,681 Common Units, which represents 65.7% of the outstanding Common Units, after giving effect to the conversion of the Class D units. TWC may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner, which is 100% owned by TWC.

(2)	WGP is the record owner of 279,472,244 Common Units and 26,034,437 Class D units. If the Class D units are converted to Common Units, WGP would be the record owner of 305,506,681 Common Units, which represents 65.7% of the outstanding Common Units after giving effect to the conversion of the Class D units.

(3)	See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c)	Except as described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the Common Units during the past 60 days.

(d)	The Reporting Persons have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 under the Caption “Issuer’s Partnership Agreement — Cash Distributions,” no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

Item 6.	Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A        Joint Filing Statement (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2014

The Williams Companies, Inc.

By:	/s/ Sarah C. Miller
Name: Sarah C. Miller
Title: Corporate Secretary

Williams Gas Pipeline Company, LLC

By:	/s/ Sarah Miller
Name: Sarah C. Miller
Title: Corporate Secretary

Schedule 1

Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Director, Chief Executive Officer & President

Citizenship: USA

Amount Beneficially Owned: 20,000 (less than 1%) See footnote 3

Frank E. Billings

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Corporate Strategic Development

Citizenship: USA

Amount Beneficially Owned: 0

Allison G. Bridges

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – West

Citizenship: USA

Amount Beneficially Owned: 758 (less than 1%) See footnotes 1 and 2

Donald R. Chappel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 22,584 (less than 1%) See footnotes 1 and 2

John R. Dearborn, Jr.

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – NGL & Petchem Services

Citizenship: USA

Amount Beneficially Owned: 0

Robyn L. Ewing

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & Chief Administrative Officer

Citizenship: USA

Amount Beneficially Owned: 0

Rory L. Miller

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Atlantic – Gulf

Citizenship: USA

Amount Beneficially Owned: 0

Fred E. Pace

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – E&C (Engineering and Construction)

Citizenship: USA

Amount Beneficially Owned: 0

Brian L. Perilloux

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President – Operational Excellence

Citizenship: USA

Amount Beneficially Owned: 227 (less than 1%) See footnotes 1 and 2

Craig L. Rainey

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President & General Counsel

Citizenship: USA

Amount Beneficially Owned: 8,067 (less than 1%) See footnotes 1 and 2

James E. Scheel

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President—Northeast G&P

Citizenship: USA

Amount Beneficially Owned: 0

Ted T. Timmermans

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Vice President, Controller & Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 679 (less than 1%) See footnote 4

Board of Directors of The Williams Companies, Inc.

Alan S. Armstrong

(see above)

Joseph R. Cleveland

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 2,000 (less than 1%) See footnote 5

Kathleen B. Cooper

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Fellow of the Tower Center for Political Studies at Southern Methodist University

Citizenship: USA

Amount Beneficially Owned: 0

John A. Hagg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: Canada

Amount Beneficially Owned: 0

Juanita H. Hinshaw

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Chief Executive Officer of H&H Advisors (a financial consulting firm)

Citizenship: USA

Amount Beneficially Owned: 2,492 (less than 1%) See footnotes 1 and 2

Ralph Izzo

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman, President and Chief Executive Officer of Public Services Enterprise Group Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Frank T. MacInnis

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman of the Board of The Williams Companies, Inc.)

Citizenship: USA

Amount Beneficially Owned: 8,792 (less than 1%) See footnotes 1 and 2

Eric W. Mandelblatt

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Managing Partner & Chief Investment Officer of Soroban Capital Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Steven W. Nance

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Manager, Steele Creek Energy, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Murray D. Smith

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President, Murray Smith and Associates (a consulting firm that provides strategic advice to the North American energy sector)

Citizenship: Canada

Amount Beneficially Owned: 0

Janice D. Stoney

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 8,792 (less than 1%) See footnote 6

Laura A. Sugg

c/o The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Executive Officers of Williams Gas Pipeline Company, LLC

Allison G. Bridges

(see above)

Rory L. Miller

(see above)

Fred E. Pace

(see above)

Brian L. Perilloux

(see above)

Frank E. Billings

(see above)

Management Committee of Williams Gas Pipeline Company, LLC

Donald R. Chappel

(see above)

Robyn L. Ewing

(see above)

1 Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units.

2 Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units.

3 Listed Person is the trustee of the Alan Stuart Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and the right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust. The Listed Person’s spouse is the trustee of the Shelly Stone Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust.

4 Listed Person and his spouse are the trustees of the Theodore T. and Cathy A. Timmermans Family Trust, dated June 17, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 679 Common Units held by the Trust.

5 Listed Person and his spouse are the trustees of the Joe R. Cleveland and Evelyn Cleveland Family Trust, dated November 21, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,000 Common Units held by the Trust.

6 Listed Person and her spouse are the trustees of the Larry and Janice Stoney Family Trust, dated March 24, 2008, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s spouse also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 8,792 Common Units held by the Trust.

Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: June 16, 2014

The Williams Companies, Inc.

By:	/s/ Sarah C. Miller
Name: Sarah C. Miller Title: Corporate Secretary

Williams Gas Pipeline Company, LLC

By:	/s/ Sarah C. Miller
Name: Sarah C. Miller Title: Corporate Secretary